February 10, 2006

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, NE

Washington , DC   20549

RE:        Norfolk Southern Corporation

Form 10-K for the year ended December 31, 2004

Forms 10-Q for the periods ended March 31, 2005 , June 30, 2005 ,

    and September 30, 2005

Commission File No. 001-08339

Dear Ms. Cvrkel :

We respectfully submit the following response to the comment in your letter to Henry C. Wolf dated February 2, 2006 (which has been reproduced here in italics).

Form 8-K filed January 25, 2006

1.          We note your disclosure that the January 25, 2006 press release includes non-GAAP financial measures which are reconciled within the release.   Specifically, you disclose that the release excludes the effects of the Conrail Corporation reorganization in 2004 and the effects of Ohio tax legislation in the second quarter of 2005.   It appears from the financial statements and the related footnotes however, that these amounts have been included rather than excluded from the financial statements.   Additionally, a reconciliation is not included as part of the release.   Please revise to resolve these inconsistencies.

The two unusual items were only excluded from one sentence of the press release (the last sentence of the second paragraph).   Within that same paragraph, the release provides a verbal reconciliation of the two items including a description and quantification of each item and net income and earnings per share for each year both with and without the items. Given the simple nature of the reconciliation, we believe that the textual reconciliation satisfies the Regulation G requirements.

Ms. Linda Cvrkel

February 10, 2006

As you have correctly noted, the financial statements filed with the press release as well as the remainder of the press release were prepared in accordance with GAAP.   However, your comment has brought to our attention the fact that our 8-K does not clearly indicate that the non-GAAP disclosure appears only in the second paragraph of the press release.   In order to clarify the location of the non-GAAP information, we propose amending similar disclosures in future filings to include a more detailed reference to the location of the non-GAAP financial measures.   With respect to our Form 8-K filed on January 25, 2006 , for example, the second sentence of our disclosure would have read (additional text is underlined):

The press release, which reports 2005 year-end results, includes non-GAAP financial measures, as defined by SEC Regulation G, in the last sentence of the second full paragraph of the press release, which are reconciled verbally within the release.

We appreciate this comment, which we believe will make our future disclosures more understandable.   I hope we have adequately addressed your concern.   If you would like to discuss this further or would like additional information, please feel free to call me at (757) 629-2765.

Very truly yours,

/s/ Marta R. Stewart

Marta R. Stewart

cy :         Jane Margaret O'Brien, chair, Audit Committee

            Charles W. Moorman, Chairman, President and CEO

            Henry C. Wolf, Vice Chairman and CFO